Byron B. Rooney +1 212 450 4658 byron.rooney@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com	Confidential

September 16, 2022

Re:	Snail, Inc. Registration Statement on Form S-1 Submitted on September 16, 2022 CIK No. 0001886894

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E., Room 4415
Washington, DC 20549-4631

Att’n:	Joseph Kempf Robert Littlepage Patrick Faller Jeff Kauten

Ladies and Gentlemen:

Snail, Inc. (the “Company”) has filed today, via EDGAR, this letter and a Registration Statement on Form S-1 (the “Registration Statement”) with the staff of the Securities and Exchange Commission. The Company respectfully advises you that revised disclosure in response to comment 14 in your letter dated December 2, 2021 will be made in a subsequent amendment to the Registration Statement.

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Please do not hesitate to contact me at (212) 450-4658 (byron.rooney@davispolk.com) or John Runne at (212) 450-3278 (john.runne@davispolk.com) if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ Byron Rooney

cc:	Heidy Chow
Jim Tsai